Filed Pursuant to Rule 424(b)(3)

Registration No. 333-206017

CNL HEALTHCARE PROPERTIES II, INC.

STICKER SUPPLEMENT NO. 1 DATED MAY 14, 2018

TO THE PROSPECTUS DATED APRIL 13, 2018

This sticker supplement no. 1 is part of, and should be read in conjunction with, our prospectus dated April 13, 2018. This sticker supplement replaces all prior sticker supplements to the prospectus. Unless otherwise defined herein, capitalized terms used in this sticker supplement have the same meanings as prescribed to them in the prospectus.

The purpose of this sticker supplement is to disclose:

•	the status of the offering;

•	updates to our risk factors;

•	updated information with respect to our real properties and borrowings;

•	selected information regarding our operations;

•	information regarding fees and expenses payable to our advisor, our dealer manager and their affiliates;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-Q for the period ended March 31, 2018;

•	updated quantitative and qualitative disclosures about market risk; and

•	our consolidated financial statements and the notes thereto as of and for the period ended March 31, 2018.

Status of the Offering

We commenced this offering of up to $2,000,000,000 in shares of Class A, Class T or Class I common stock on March 2, 2016. On July 11, 2016, we broke escrow through the sale of 250,000 Class A shares to our advisor for $2.5 million. As described in the prospectus, we do not pay selling commissions or dealer manager fees in connection with the sale of Class A shares to our advisor. As of August 25, 2017, we had received gross offering proceeds of approximately $20.1 million, which is sufficient to satisfy the minimum offering amounts in all states where we are conducting this offering except Pennsylvania, which has a minimum offering amount of $87.5 million. As of May 10, 2018, we had accepted aggregate gross offering proceeds of approximately $39.8 million in the primary offering and $0.6 million in the distribution reinvestment plan.

Except with respect to subscriptions from Pennsylvania, subscribers should make their checks payable to “CNL Healthcare Properties II, Inc.” Until we have raised $87.5 million Pennsylvania investors should continue to make their checks payable to “UMB Bank, N.A., Escrow Agent for CNL Healthcare Properties II, Inc.”

Risk Factors

The following risk factor supplements the risk factors in the section of the prospectus entitled “Risk Factors—Risks Related to Our Organizational Structure” and all related disclosure throughout the prospectus.

Our charter designates the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our charter provides that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland shall be the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders with respect to our company, our directors, our officers or our employees (we note we currently have no employees). This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is favorable for disputes with us or our directors, officers or employees, which may discourage meritorious claims from being asserted against us and our directors, officers and employees. Alternatively, if a court were to find this provision of our charter inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations. We adopted this provision because we believe it makes it less likely that we will be forced to incur the expense of defending duplicative actions in multiple forums and less likely that plaintiffs’ attorneys will be able to employ such litigation to coerce us into otherwise unjustified settlements, and we believe the risk of a court declining to enforce this provision is remote, as the General Assembly of Maryland has specifically amended the MGCL to authorize the adoption of such provisions.

Updated Information Regarding Our Real Properties and Borrowings

Real Property Portfolio

We believe recent demographic trends and compelling supply and demand indicators present a strong case for an investment focus on healthcare real estate and real estate-related assets. We believe that the healthcare sector will continue to provide attractive opportunities as compared to other asset sectors over the long-term.

As of May 1, 2018, our healthcare investment portfolio consisted of interests in one seniors housing property and one medical office building (“MOB”). Our seniors housing property, Summer Vista, is operated under a RIDEA structure pursuant to a property management agreement with SRI Management, LLC, which represents our only RIDEA operator as of May 1, 2018. Our MOB, Mid America Surgery Institute, consisted of five tenants with the largest tenant, Mid America Surgery Institute, accounting for 50.6% of total rentable square feet.

While we are not directly impacted by the performance of our third-party tenants, we believe that the financial and operational performance of our tenants provides an indication about the stability of our tenants and their ability to pay rent. To the extent that our tenants or property managers experience operating difficulties and become unable to generate sufficient cash to make rent payments to us, there could be a material adverse impact on our consolidated results of operations, liquidity and/or financial condition. Our tenants and property managers are generally contractually required to provide this information to us in accordance with their respective lease and/or management agreements. Therefore, in order to mitigate the aforementioned risk, we monitor our investments through a variety of methods determined by the type of property.

As of March 31, 2018, we had investments in two real estate investment properties. The following table sets forth details on our consolidated healthcare investment portfolio by asset class:

Name	Structure	Date Acquired	Encumbrance (in millions)	Purchase Price (in millions)
Medical Office
Mid America Surgery Institute	Leased	12/27/2017	$5.6	$14.0
Overland Park, KS (“Kansas City”)
Seniors Housing
Summer Vista Assisted Living	RIDEA	3/31/2017	13.9	21.4
Pensacola, FL

			$19.5	$35.4

Portfolio Evaluation

Management reviews certain operating and other statistical measures of the underlying property such as occupancy levels and revenue per occupied unit (“RevPOU”), which we define as total revenue before charges for ancillary and care services offered at the community divided by average number of occupied units. As of March 31, 2018, 99% of resident units were occupied at Summer Vista. The average monthly RevPOU as of March 31, 2018 was $3,951 for assisted living units and $4,406 for memory care units. As of March 31, 2018, there were 42 residents on a waitlist indicating interest for units as they become available.

Similarly, within the medical office class, management reviews operating statistics of the underlying properties, including occupancy levels and monthly rent per square foot. As of March 31, 2018, Mid America Surgery was 100% leased to five tenants with a remaining weighted average lease term of approximately 8.9 years. The average monthly rent per square foot as of March 31, 2018 was $2.19.

We monitor the performance of our third-party operator(s) to stay abreast of material changes in the operations of underlying property by (1) reviewing the current, historical and prospective operating margins (measured by earnings before interest, taxes, depreciation, amortization and facility rent), (2) monitoring trends in the source of our revenue, including relative mix of payors (including Medicare, Medicaid, etc.) and private payors (including commercial insurance and private pay patients), (3) evaluating the effect of evolving healthcare legislation and other regulations on our profitability and liquidity, and (4) reviewing the competition and demographics of the local and surrounding areas in which we operate.

Tenant Lease Expirations

The following table lists, on an aggregate basis, scheduled expirations for the next 10 years ending December 31st on our MOB investment Mid America Surgery, assuming that none of the tenants exercise any of their renewal options, as of March 31, 2018:

Year of Expiration (1)	Number of Tenants	Expiring Rentable Square Feet	Expiring Annualized Base Rents (2)	Percentage of Expiring Annual Base Rents
2018	—	—	$—	—
2019	—	—	—	—
2020	1	3,080	93,940	9.1%
2021	—	—	—	—
2022	—	—	—	—
2023	—	—	—	—
2024	1	1,825	53,838	5.2%
2025	—	—	—	—
2026	—	—	—	—
2027	3	33,594	882,593	85.7%

Total	5	38,499	$1,030,371	100.0%

Weighted Average Remaining Lease Term: (3)	8.9 years

FOOTNOTES:

(1)	Represents current lease expiration and does not take into consideration lease renewals available under existing leases at the option of the tenants.
(2)	Represents the current base rent, excluding tenant reimbursements and the impact of future rent escalations included in leases, multiplied by 12 and included in the year of expiration.
(3)	Weighted average remaining lease term is the average remaining term weighted by annualized current base rents.

Borrowings

In August 2016, in connection with a private placement, we issued promissory notes to each of 125 separate investors for a total principal amount of $0.3 million (each a “Note” and collectively the “Notes”). We owe interest on the Notes of approximately $70,000 per annum, which is payable semi-annually in arrears. The Notes mature on June 30, 2046. Some or all of the Notes may be prepaid at any time, in whole or in part, provided that (i) such prepayment include all accrued and unpaid interest due on such prepaid principal amount to and including the date of prepayment and (ii) if the prepayment occurs prior to the second anniversary of the issue date of the Notes, we will pay on the date of such prepayment a one-time premium equal to approximately $31,000.

In March 2017, we entered into a secured mortgage loan agreement with Synovus Bank and received approximately $16.1 million of proceeds from this mortgage loan, which were used to fund the acquisition of Summer Vista (“Summer Vista Loan”). The Summer Vista Loan matures on April 1, 2022, subject to two one-year extension options provided certain conditions are met. The Summer Vista Loan accrues interest at a rate equal to the sum of the London Interbank Offered Rate (“LIBOR”) plus 2.85%, with monthly payments of interest only for the first 18 months, and monthly payments of interest and principal for the remaining 42 months using a 30-year amortization period with the remaining principal balance payable at maturity. In December 2017, we paid the sum of approximately $2.2 million of the original outstanding principal balance of the Summer Vista Loan and as a result, the interest payable on the Summer Vista Loan was reduced to a rate equal to the sum of LIBOR plus 2.70% in accordance with the terms of the Summer Vista Loan. We may prepay, without a penalty, all or any part of the Summer Vista Loan at any time.

In December 2017, in connection with the Mid America Surgery acquisition, we entered into a secured mortgage loan agreement with Synovus Bank (“Mid America Surgery Loan”) in the maximum aggregate principal amount of $8.4 million, of which approximately $5.6 million was funded in connection with the acquisition of Mid America Surgery and approximately $2.8 million can be funded upon request during the initial 36 month term of the loan provided certain debt service coverage requirements are met. The Mid America Surgery Loan matures on December 15, 2020, subject to one two-year extension option provided certain conditions are met. The Mid America Surgery Loan accrues interest at a rate equal to the sum of the LIBOR plus 2.20%, with monthly payments of interest only during the initial 36 months of the term of the Mid America Surgery Loan with the principal balance payable at maturity.

Selected Information Regarding Our Operations

Distributions

The following table details our cash distributions per share and our total cash distributions paid, including distribution reinvestments, for the year ended December 31, 2017 and three months ended March 31, 2018 (in thousands, except per share data):

	Cash Distributions per Share (1)			Cash Distributions Paid (2)			Cash Flows Provided by (Used in) Operating Activities (3)
Periods	Class A Share	Class T Share	Class I Share	Cash Distributions Declared	Distribution Reinvestments	Cash Distributions net of Distribution Reinvestments
2018 Quarters
First	$0.1440	$0.1178	$0.1312	$402	$225	$117	$157

Year	$0.1440	$0.1178	$0.1312	$402	$225	$117	$157

2017 Quarters
First	$0.1050	$0.0750	$0.1050	$73	$28	$45	$(154)
Second	0.1440	0.1168	0.1337	173	76	97	33
Third	0.1440	0.1169	0.1328	232	114	118	203
Fourth	0.1440	0.1167	0.1311	311	171	140	(37)

Year	$0.5370	$0.4254	$0.5026	$789	$389	$400	$45

FOOTNOTES:

(1)	Our board of directors authorized monthly cash distributions on the outstanding shares of all classes of our common stock, beginning in August 2016 and continuing each month through March 31, 2017, in monthly amounts equal to $0.0350 per share, less class-specific expenses with respect to each class. Beginning April 1, 2017 and continuing each month through March 31, 2018, monthly cash distributions on the outstanding shares of all classes of our common stock were declared in monthly amounts equal to $0.0480 per share, less class-specific expenses with respect to each class.

(2)	Represents cash distributions declared, the amount of distributions reinvested in additional shares through our distribution reinvestment plan and the amount of offering proceeds used to fund cash distributions.
(3)	For the three months ended March 31, 2018 and the year ended December 31, 2017, our net loss was approximately $0.4 million and $1.3 million, respectively, while cash distributions declared were approximately $0.4 million $0.8 million, respectively. For the three months ended March 31, 2018 and the year ended December 31, 2017, approximately 39% and 30%, respectively, of cash distributions declared to stockholders were considered to be funded with cash provided by operating activities as calculated on a quarterly basis for GAAP purposes and approximately 61% and 70%, respectively, of the distributions declared were considered to be funded with proceeds from our Offering. For the three months ended March 31, 2018 and the year ended December 31, 2017, 100.0% of the cash distributions paid to stockholders were considered a return of capital to stockholders for federal income tax purposes.

In March 2018, our board of directors declared a monthly cash distribution of $0.0480, less class-specific expenses, and a monthly stock dividend of 0.00100625 shares on each outstanding share of common stock on April 1, 2018, May 1, 2018 and June 1, 2018. These distributions and dividends will be paid and distributed by June 30, 2018.

Our cumulative losses since inception are approximately $2.0 million and cumulative distributions paid since inception are approximately $1.2 million.

Redemptions

There were no redemptions requested for the year ended December 31, 2017. During the three months ended March 31, 2018, we received a request for the redemption of common stock of approximately $25,000 in Class T shares. The redemption was approved by our board of directors and paid in March 2018. No other redemption requests were made during this period. The redemptions were funded from our dividend reinvestment plan.

Compensation to Advisor and its Affiliates

The following fees for services rendered were settled in the form of Restricted Stock pursuant to the Expense Support Agreement for the year ended December 31, 2017, the three months ended March 31, 2018 and cumulatively as of March 31, 2018:

	Three Months Ended	Year Ended	As of
	March 31,	December 31,	March 31,
	2018	2017	2018
Fees for services rendered:
Asset management fees	$70,800	$130,366	$201,166
Advisor personnel expenses (1)	126,629	436,403	563,032

Total fees for services rendered	$197,429	$566,769	$764,198

Then-current NAV	$10.06	$10.06	$10.06

Restricted Stock shares (2)	19,625	56,339	75,964

FOOTNOTES:

(1)	Amounts consist of personnel and related overhead costs of our advisor or its affiliates (which, in general, are those expenses relating to our administration on an on-going basis) that are reimbursable by the Company.
(2)	Represents restricted stock shares expected to be issued to our advisor as of March 31, 2018 pursuant to the expense support agreement. No fair value was assigned to the restricted stock shares as the shares are expected to be valued at zero upon issuance, which represents the lowest possible value estimated at vesting. In addition, the restricted stock shares will be treated as unissued for financial reporting purposes until the vesting criteria are met.

The fees payable to our dealer manager for the year ended December 31, 2017 and the three months ended March 31, 2018, and related amounts unpaid as of December 31, 2017 and March 31, 2018, respectively are as follows:

	Three Months Ended	Year Ended	Unpaid amounts as of (1)
	March 31,	December 31,	March 31,	December 31,
	2018	2017	2018	2017
Selling commissions (2)	$131,841	$666,532	$1,109	$10,000
Dealer Manager fees (2)	165,756	619,123	1,700	18,150
Distribution and stockholder servicing fees (2)	293,378	757,609	1,031,612	798,524

	$590,975	$2,043,264	$1,034,421	$826,674

The expenses incurred by and reimbursable to our advisor and its affiliates for the year ended December 31, 2017 and the three months ended March 31, 2018, and related amounts unpaid as of December 31, 2017 and March 31, 2018, respectively, are as follows:

	Three Months Ended	Year Ended	Unpaid amounts as of (1)
	March 31,	December 31,	March 31,	December 31,
	2018	2017	2018	2017
Reimbursable expenses:
Operating expenses (3)	$274,844	$983,493	$130,993	$197,235
Acquisition fees and expenses (4)	901	29,922	—	—

	275,745	1,013,415	130,993	197,235
Investment service fees (5)	—	796,500	—	—
Asset management fees (6)	70,800	130,366	—	—

	$346,545	$1,940,281	$130,993	$197,235

FOOTNOTES:

(1)	Amounts are recorded as due to related parties in the accompanying consolidated balance sheets.
(2)	Amounts are recorded as stock issuance and offering costs in the accompanying consolidated statements of stockholders’ equity.
(3)	Amounts are recorded as general and administrative expenses in the accompanying consolidated statements of operations unless such amounts represent prepaid expenses, which are capitalized in the accompanying consolidated balance sheets. Amounts include approximately $0.1 million and $0.4 million of personnel expenses of affiliates of our advisor for the three months ended March 31, 2018 and the year ended December 31, 2017, respectively.
(4)	Amounts are capitalized as a component of the cost of the assets acquired and allocated on a relative fair value basis.
(5)	For the three months ended March 31, 2018, we did not incur any investment service fees. For the year ended December 31, 2017, we incurred approximately $0.8 million in investment services fees all of which was capitalized and included in real estate investment properties, net in the accompanying consolidated balance sheets.
(6)	For the three months ended March 31, 2018 and the year ended December 31, 2017, we incurred approximately $0.1 million and $0.1 million, respectively, in asset management fees, all of which are expected to be settled in accordance with the terms of the expense support agreement.

Selected Financial Data

The following selected financial data should be read in conjunction with “Management’s Discussion And Analysis of Financial Condition and Results of Operations” and “Financial Statements” in this supplement (in thousands, except per share data):

	As of March 31,	As of December 31,
	2018	2017	2016	2015
Balance Sheet Data:
Total real estate assets, net	$30,827	$31,086	$—	$—
Intangibles, net	4,458	4,654	—	—
Cash	18,795	12,311	5,977	200
Total assets	54,419	48,354	6,409	200
Mortgages and notes payable, net	19,555	19,533	313	—
Total liabilities	22,130	21,844	576	—
Stockholders’ equity	32,289	26,510	5,833	200

	Three Months Ended
	March 31,	Years Ended December 31,
	2018	2017	2016(1)	2015
Operating Data:
Total revenues	$1,533	$3,309	$—	$—
Operating loss	(114)	(629)	(313)
Net loss	(390)	(1,317)	(342)
Class A common stock:
Net loss attributable to Class A stockholders	$(96)	$(441)	$(253)	$—
Net loss per share of Class A common stock outstanding (basic and diluted)	$(0.12)	$(0.75)	$(0.84)	$—
Weighted average number of Class A common shares outstanding (basic and diluted) (2)	820	585	301	—
Distributions declared per Class A common share (3)	$0.1440	$0.5370	$0.1750	$—
Class T common stock:
Net loss attributable to Class T stockholders	$(270)	$(833)	$(82)	$—
Net loss per share of Class T common stock outstanding (basic and diluted)	$(0.12)	$(0.75)	$(0.84)	$—
Weighted average number of Class T common shares outstanding (basic and diluted) (2)	2,303	1,104	97	—
Distributions declared per Class T common share (3)	$0.1178	$0.4254	$0.1533	$—
Class I common stock:
Net loss attributable to Class I stockholders	$(24)	$(43)	$(7)	$—
Net loss per share of Class I common stock outstanding (basic and diluted)	$(0.12)	$(0.75)	$(0.84)	$—
Weighted average number of Class I common shares outstanding (basic and diluted) (2)	208	57	9	—
Distributions declared per Class I common share (3)	$0.1312	$0.5026	$0.1750	$—
Cash provided by (used in) operating activities	157	45	(295)	—
Cash used in investing activities	(11)	(35,834)	—	—
Cash provided by financing activities	6,366	41,851	6,455	—
Other Data:
FFO (4)	$64	$(346)	$(342)	$—
MFFO (4)	35	(300)	(340)	—

FOOTNOTES:

(1)	Operations commenced on July 11, 2016 when we broke escrow through the sale of 250,000 Class A shares to our advisor for $2.5 million. The results of operations for the period July 11, 2016 through December 31, 2016 are not indicative of future performance due to the limited time during which we were operational and having not yet completed our first investment. The results of operations for the period July 11, 2016 through December 31, 2016 include primarily general and administrative expenses.

(2)	For the purposes of determining the weighted average number of shares of common stock outstanding, stock dividends are treated as if such shares were outstanding as of July 11, 2016 (the date we commenced operations). For the three months ended March 31, 2018, we declared and made stock dividends of approximately 7,400 shares of common stock. For the years ended December 31, 2017 and 2016, we declared and made stock dividends of approximately 22,000 and 3,000 shares of common stock, respectively. The dividend of common shares to the recipients is non-taxable.
(3)	For the three months ended March 31, 2018 and the years ended December 31, 2017 and 2016, our net loss was approximately $0.4 million, $1.3 million and $0.3 million, respectively, while cash distributions declared were approximately $0.4 million, $0.8 million and $57,000, respectively. For the three months ended March 31, 2018 and the years ended December 31, 2017 and 2016, approximately 39%, 30% and 0%, respectively, of cash distributions declared to stockholders were considered to be funded with cash provided by operating activities as calculated on a quarterly basis for GAAP purposes and approximately 61%, 70% and 100%, respectively, of the distributions declared were considered to be funded with proceeds from our offering. For the three months March 31, 2018 ended and the years ended December 31, 2017 and 2016, 100.0% of the cash distributions paid to stockholders were considered a return of capital to stockholders for federal income tax purposes. No amounts distributed to stockholders for the three months ended March 31, 2018 and the years ended December 31, 2017 and 2016 were required to be or have been treated as return of capital for purposes of calculating the stockholders’ return on their invested capital as described in our advisory agreement.
(4)	Due to certain unique operating characteristics of real estate companies, as discussed below, National Association of Real Estate Investment Trusts, (“NAREIT”), promulgated a measure known as FFO, which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure but is not equivalent to net income (loss) as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards approved by the Board of Governors of NAREIT. NAREIT defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property, asset impairment write-downs, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Our FFO calculation complies with NAREIT’s policy described above.

We define MFFO, a non-GAAP measure, consistent with the IPA, an industry trade group, Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: MFFO, and the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income (loss): acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted in order to remove the impact of GAAP straight-line adjustments from rental revenues); accretion of discounts and amortization of premiums on debt investments, mark-to-market adjustments included in net income; gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, and unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis.

FFO and MFFO are not necessarily indicative of cash flows available to fund cash needs and should not be considered (i) as an alternative to net income (loss), or net income (loss) from continuing operations, as an indication of our performance, (ii) as an alternative to cash flows from operating activities as an indication of our liquidity, or (iii) as indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO should not be construed as more relevant or accurate than the current GAAP methodology in calculating net income (loss) and its applicability in evaluating our operating performance.

For additional disclosures relating to FFO and MFFO, including a reconciliation of net loss to FFO and MFFO, for the years ended December 31, 2017 and 2016 refer to “Management’s Discussion And Analysis of Financial Condition and Results of Operations” in our Annual Report on 10-K for the year ended December 31, 2017, which is incorporated by reference, and for the three months ended March 31, 2018, refer to “Management’s Discussion And Analysis of Financial Condition and Results of Operations” below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction

The following discussion is based on the condensed consolidated financial statements as of March 31, 2018 (unaudited) and December 31, 2017. Amounts as of December 31, 2017, included in the unaudited condensed consolidated financial statements have been derived from the audited consolidated financial statements as of that date. This information should be read in conjunction with the accompanying unaudited condensed consolidated financial statements and the notes thereto, as well as the audited consolidated financial statements, notes thereto and management’s discussion and analysis included in our Annual Report on Form 10-K for the year ended December 31, 2017 and incorporated by reference into our prospectus.

Overview

CNL Healthcare Properties II, Inc. (referred to herein as “we”, “us”, “our” or the “Company”) is a Maryland corporation that incorporated on July 10, 2015 and intends to qualify and may elect to be taxed as a REIT for U.S. federal income tax purposes beginning with the year ending December 31, 2017 or, as determined by the board of directors, the first year in which we commence material operations.

We are externally managed and advised by our Advisor, CHP II Advisors, LLC. Our Advisor is responsible for managing our day-to-day affairs and for identifying and making acquisitions and investments on our behalf. We had no operations prior to the commencement of our primary offering.

Our investment focus is on acquiring a diversified portfolio of healthcare real estate or real estate-related assets, primarily in the United States, within the seniors housing, medical office, post-acute care and acute care asset classes. The types of seniors housing that we may acquire include active adult communities (age-restricted and age-targeted housing), independent and assisted living facilities, continuing care retirement communities, and memory care facilities. The types of medical office properties that we may acquire include medical office buildings, specialty medical and diagnostic service facilities, surgery centers, outpatient rehabilitation facilities, and other facilities designed for clinical services. The types of post-acute care facilities that we may acquire include skilled nursing facilities, long-term acute care hospitals and inpatient rehabilitative facilities. The types of acute care facilities that we may acquire include general acute care hospitals and specialty surgical hospitals. We view, manage and evaluate our portfolio homogeneously as one collection of healthcare assets with a common goal of maximizing revenues and property income regardless of the asset class or asset type.

We are committed to investing the proceeds of our offering through strategic investment types aimed to maximize stockholder value by generating sustainable cash flow growth and increasing the value of our healthcare assets. We have and generally expect to lease seniors housing properties to single member limited liability companies wholly-owned by TRS Holdings and engage independent third-party managers under management agreements to operate the properties as permitted under RIDEA structures; however, we may also lease our properties to third-party tenants under triple-net or similar lease structures, where the tenant bears all or substantially all of the costs (including cost increases for real estate taxes, utilities, insurance and ordinary repairs). Medical office, post-acute care and acute care properties have and generally will be leased on a triple-net, net or modified gross basis to third-party tenants. In addition, we expect most investments will be wholly owned, although, we may invest through partnerships with other entities where we believe it is appropriate and beneficial. We expect to invest in a combination of stabilized assets, new property developments and properties which have not reached full stabilization. Finally, we also may invest in and originate mortgage, bridge or mezzanine loans or in entities that make investments similar to the foregoing investment types. We generally make loans to the owners of properties to enable them to acquire land, buildings, or to develop property. In exchange, the owner generally grants us a first lien or collateralized interest in a participating mortgage collateralized by the property or by interests in the entity that owns the property.

From the commencement of our offering until September 15, 2017, our net investment value per share for Class A, Class T and Class I shares was $10.00 per share, which was based on the “amount available for investment/net investment amount” percentage shown in the Estimated Use of Proceeds section of our prospectus. From September 16, 2017 until March 13, 2018 our board of directors adopted an estimated NAV of $10.00 per share for each class of our common stock. On March 14, 2018, our board of directors adopted an estimated NAV of $10.06 per share for each class of our common stock outstanding as of December 31, 2017. For additional information on the determination of our estimated NAV, please refer to our Current Report on Form 8-K, filed with the SEC on March 15, 2018.

Portfolio Overview

We believe recent demographic trends and compelling supply and demand indicators present a strong case for an investment focus on healthcare real estate and real estate-related assets. We believe that the healthcare sector will continue to provide attractive opportunities as compared to other asset sectors over the long-term.

As of May 1, 2018, our healthcare investment portfolio consisted of interests in one seniors housing property and one medical office building (“MOB”). Our seniors housing property, Summer Vista, is operated under a RIDEA structure pursuant to a property management agreement with SRI Management, LLC, which represents our only RIDEA operator as of May 1, 2018. Our MOB, Mid America Surgery Institute, consisted of five tenants with the largest tenant, Mid America Surgery Institute, accounting for 50.6% of total rentable square feet.

While we are not directly impacted by the performance of our third-party tenants, we believe that the financial and operational performance of our tenants provides an indication about the stability of our tenants and their ability to pay rent. To the extent that our tenants or property managers experience operating difficulties and become unable to generate sufficient cash to make rent payments to us, there could be a material adverse impact on our consolidated results of operations, liquidity and/or financial condition. Our tenants and property managers are generally contractually required to provide this information to us in accordance with their respective lease and/or management agreements. Therefore, in order to mitigate the aforementioned risk, we monitor our investments through a variety of methods determined by the type of property.

Management reviews certain operating and other statistical measures of the underlying property such as occupancy levels and revenue per occupied unit (“RevPOU”), which we define as total revenue before charges for ancillary and care services offered at the community divided by average number of occupied units. As of March 31, 2018, 99% of resident units were occupied at Summer Vista. The average monthly RevPOU as of March 31, 2018 was $3,951 for assisted living units and $4,406 for memory care units. As of March 31, 2018, there were 42 residents on a waitlist indicating interest for units as they become available.

Similarly, within the medical office class, management reviews operating statistics of the underlying properties, including occupancy levels and monthly rent per square foot. As of March 31, 2018, Mid America Surgery was 100% leased to five tenants with a remaining weighted average lease term of approximately 8.9 years. The average monthly rent per square foot as of March 31, 2018 was $2.19.

We monitor the performance of our third-party operator(s) to stay abreast of material changes in the operations of underlying property by (1) reviewing the current, historical and prospective operating margins (measured by earnings before interest, taxes, depreciation, amortization and facility rent), (2) monitoring trends in the source of our revenue, including relative mix of payors (including Medicare, Medicaid, etc.) and private payors (including commercial insurance and private pay patients), (3) evaluating the effect of evolving healthcare legislation and other regulations on our profitability and liquidity, and (4) reviewing the competition and demographics of the local and surrounding areas in which we operate.

Liquidity and Capital Resources

General

Our primary source of capital for items other than acquisitions of real estate is expected to be the net proceeds from our offering. We will use such amounts for investments in properties and other permitted investments, as well as the payment or reimbursement of fees and expenses relating to the selection, acquisition and development of properties and other permitted investments. Generally, once we are fully invested, we expect to meet cash needs for items other than acquisitions from our cash flows from operations, and we expect to meet cash needs for acquisitions from net proceeds from our offering and borrowings. However, until such time as we are fully invested, we may use proceeds from our offering and/or borrowings to pay all or a portion of our operating expenses, distributions and debt service.

The number of properties and other permitted investments we may acquire or make will depend on the number of shares sold through our offering and the resulting net proceeds available for investment. If the number of shares sold is substantially less than the maximum amount of the offering, we would likely make a limited number of investments resulting in our healthcare real estate portfolio being less diversified in terms of the type, number and amount of investments. If our healthcare real estate portfolio is concentrated in a small number of investments, the value of an investment in us will fluctuate with the performance of the specific assets we acquire and, therefore, expose our stockholders to increased risk. In addition, many of our operating expenses as a public company are fixed regardless of the number of investments in our healthcare real estate portfolio. Therefore, an inability to raise substantial funds in our offering or otherwise would increase our fixed operating expenses as a percentage of gross income and, in turn, reduce the amount of proceeds available for distribution to our stockholders.

We intend to strategically leverage our real estate assets and use debt as a means of providing additional funds for the acquisition of properties and the diversification of our portfolio. Our ability to increase our diversification through borrowings could be adversely affected by credit market conditions, which could result in lenders reducing or limiting funds available for loans, including loans collateralized by real estate. We may also be negatively impacted by rising interest rates on any unhedged variable rate debt or the timing of when we seek to refinance existing debt. During times when interest rates on mortgage loans are high or financing is otherwise unavailable on a timely basis, we may purchase certain properties for cash with the intention of obtaining a mortgage loan for a portion of the purchase price at a later time. Potential future sources of capital include proceeds from collateralized or uncollateralized financings from banks or other lenders. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures. As of March 31, 2018 and December 31, 2017, our debt leverage ratio was approximately 35.9% and 40.4% of the aggregate carrying value of our assets, respectively.

Sources of Liquidity and Capital Resources

Common Stock Subscriptions

We have received gross offering proceeds sufficient to satisfy the minimum offering amounts in all states where we are conducting our offering except Pennsylvania.

For the three months ended March 31, 2018 and 2017, we received aggregate subscription proceeds of approximately $7.0 million (0.7 million shares) and $6.8 million (0.6 million shares), respectively, and approximately $0.2 million (0.02 million shares) and $28,000 (2,800 shares), respectively, of subscription proceeds received pursuant to our Reinvestment Plan.

For the period from April 1, 2018 through May 1, 2018, we received additional subscription proceeds of approximately $1.9 million (0.2 million shares). We expect to continue to raise capital under our offering.

Indebtedness

During the three months ended March 31, 2018, we did not borrow any additional proceeds. During the three months ended March 31, 2017, we borrowed approximately $16.1 million in connection with our acquisition of Summer Vista. In December 2017, we paid the sum of approximately $2.2 million of the original outstanding principal balance of the Summer Vista Loan, and as a result, interest payable on the Summer Vista Loan was reduced to a rate equal to the sum of LIBOR plus 2.70% in accordance with the terms of the Summer Vista Loan. We may prepay, without a penalty, all or any part of the Summer Vista Loan at any time.

Net Cash Provided By (Used In) Operating Activities

We experienced positive cash flow from operating activities for the three months ended March 31, 2018 of approximately $0.2 million as compared to cash used in operating activities of approximately ($0.2) million for the three months ended March 31, 2017. This fluctuation across periods is primarily reflective of the acquisition of our first two properties on or subsequent to March 31, 2017. We generally expect to meet future cash needs for general and administrative expenses, debt service and distributions from the net operating income (“NOI”) from our properties.

Expense Support Agreement

During the three months ended March 31, 2018 and 2017, our cash flows from operating activities was positively impacted by the expense support agreement with our Advisor pursuant to which our Advisor has agreed to accept payment in restricted stock in lieu of cash for services rendered, in the event that the Company does not achieve established distribution coverage targets (as defined in the Expense Support Agreement). For the three months ended March 31, 2018 and 2017, we expect that approximately $0.2 million and $0.1 million of asset management fees and Advisor personnel expenses will be or have been settled in the form of restricted stock pursuant to the Expense Support Agreement. Any amounts settled, and for which restricted stock shares will be issued, pursuant to the Expense Support Agreement are permanently settled and we have no further obligation to pay such amounts to our Advisor.

Refer to “Notes to Condensed Consolidated Financial Statements” – Note 7 “Related Party Arrangements” in this supplement for additional information.

Uses of Liquidity and Capital Resources

Real Estate Acquisition

There were no properties acquired during the three months ended March 31, 2018. During the three months ended March 31, 2017, we acquired Summer Vista for a total purchase price consideration of approximately $21.8 million. We expect to continue to expand our healthcare investment portfolio through additional acquisitions as we raise additional capital from our offering.

Underwriting Compensation

From the time we broke escrow through March 2017, we had a maximum combined sales commissions, dealer manager fees and ongoing annual distribution and stockholder servicing fees (“Maximum Underwriting Fees”) payable to the Dealer Manager and participating broker-dealers totaling 9.75% of the gross proceeds for each share class of common stock sold in the primary offering. In March 2017, we entered into an amended and restated dealer manager agreement, which reduced the Maximum Underwriting Fees from 9.75% to 8.5% of the gross proceeds for each share class of common stock sold in the primary offering. The aforementioned reduction to our Maximum Underwriting Fees resulted in a lower amount of commissions and fees being paid to the Dealer Manager and provided for increased net proceeds from our primary offering to be available for investment.

For the three months ended March 31, 2018 and 2017, we paid approximately $0.4 million and $0.4 million, respectively, in underwriting compensation. Under the terms of the primary offering, our Dealer Manager is entitled to receive selling commissions, dealer manager fees and/or annual distribution and stockholder servicing fees, which are based on the respective share class of our common stock sold, all or a portion of which may be reallowed to participating broker dealers.

Distributions

In order to qualify as a REIT, we will be required to make distributions, other than capital gain distributions, to our stockholders each year in the amount of at least 90% of our taxable income. We may make distributions in the form of cash or other property, including distributions of our own securities. We expect to have little, if any, cash flows from operations available for distribution until we make substantial investments. There may be a delay between the sale of our common stock and the purchase of properties or other investments, which could result in a delay in our ability to generate cash flows to cover distributions to our stockholders. Therefore, we may determine to pay some or all of our cash distributions from sources other than cash flows from operations, such as from cash flows provided by financing activities, a component of which may include the proceeds of our offering and/or borrowings, whether collateralized by our assets or unsecured. We have not established any limit on the extent to which we may use borrowings or proceeds of our offering to pay distributions, and there is no assurance we will be able to sustain distributions at any level.

The following table details our cash distributions per share and our total cash distributions paid, including distribution reinvestments, for the three months ended March 31, 2018 and 2017 (in thousands, except per share data):

	Cash Distributions per Share (1)			Cash Distributions Paid (2)			Cash Flows Provided by (Used in) Operating Activities (3)
Periods	Class A Share	Class T Share	Class I Share	Cash Distributions Declared	Distribution Reinvestments	Cash Distributions net of Distribution Reinvestments
2018 Quarters
First	$0.1440	$0.1178	$0.1312	$402	$225	$177	$157

Year	$0.1440	$0.1178	$0.1312	$402	$225	$177	$157

2017 Quarters
First	$0.1050	$0.0750	$0.1050	$73	$28	$45	$(154)

Year	$0.1050	$0.0750	$0.1050	$73	$28	$45	$(154)

FOOTNOTES:

(1)	Our board of directors authorized monthly cash distributions on the outstanding shares of all classes of our common stock, beginning in August 2016 and continuing each month through March 31, 2017, in monthly amounts equal to $0.0350 per share, less class-specific expenses with respect to each class. Beginning April 1, 2017 and continuing each month through March 31, 2018, monthly cash distributions on the outstanding shares of all classes of our common stock were declared in monthly amounts equal to $0.0480 per share, less class-specific expenses with respect to each class.

(2)	Represents cash distributions declared, the amount of distributions reinvested in additional shares through our Reinvestment Plan and the amount of offering proceeds used to fund cash distributions.

(3)	For the three months ended March 31, 2018 and 2017, our net loss was approximately $0.4 million and $0.3 million, respectively, while cash distributions declared were approximately $0.4 million and $0.1 million, respectively. For the three months ended March 31, 2018, approximately 39% of cash distributions declared to stockholders were considered to be funded with cash provided by operating activities as calculated on a quarterly basis for GAAP purposes. For the three months ended March 31, 2018 and 2017, approximately 61% and 100%, respectively, of the cash distributions paid to stockholders were considered to be funded with proceeds from our offering. For the three months ended March 31, 2018 and 2017, 100.0% of the cash distributions paid to stockholders were considered a return of capital to stockholders for federal income tax purposes.

In March 2018, our board of directors declared a monthly cash distribution of $0.0480, less class-specific expenses, and a monthly stock dividend of 0.00100625 shares on each outstanding share of common stock on April 1, 2018, May 1, 2018 and June 1, 2018. These distributions and dividends will be paid and distributed by June 30, 2018.

Common Stock Redemptions

Our redemption plan allows our stockholders who have held shares for at least one year to request that we redeem between 25% and 100% of their shares, provided that if a stockholder presents fewer than all of their shares for redemption, the stockholder must retain at least $5,000 worth of shares based on the most recent public primary offering price per share or, subsequent to the termination of the public primary offering period for the shares, the then estimated NAV per share. If we have sufficient funds available to do so and if we choose, in our sole discretion, to redeem shares, the number of shares we may redeem in any calendar year and the price at which they are redeemed are subject to conditions and limitations, including:

•	At no time during a 12-month period may we redeem more than 5% of the weighted average number of shares of our common stock outstanding at the beginning of such 12-month period;

•	Redemption pricing shall be at our then-current NAV per share as published from time to time in our Annual Report on Form 10-K, Quarterly Report on Form 10-Q or Current Report on Form 8-K; and

•	The aggregate amount of funds under the redemption plan will be determined on a quarterly basis in the sole discretion of our board of directors, and may be less than but shall not exceed the aggregate proceeds from our distribution reinvestment plan during that quarter. There is no guarantee that any funds will be set aside under the distribution reinvestment plan or otherwise made available for the redemption plan during any period during which redemptions may be requested.

Our board of directors has the ability, in their sole discretion, to amend or suspend the redemption plan or to waive any specific conditions if it is deemed to be in our best interest.

During the three months ended March 31, 2018, we received a request for the redemption of common stock of approximately $25,000 in Class T shares. The redemption was approved by our board of directors and paid in March 2018.

No other redemption requests were made during this period. The redemptions were funded by proceeds from our dividend reinvestment plan.

Results of Operations

The following discussion and analysis should be read in conjunction with the accompanying unaudited condensed consolidated financial statements and the notes thereto.

Three months ended March 31, 2018 as compared to three months ended March 31, 2017

•	Resident fees and services for the three months ended March 31, 2018 was approximately $1.1 million as compared to approximately $11,000 for the three months ended March 31, 2017. As a result of our seniors housing investment, Summer Vista, being acquired on March 31, 2017, the prior period consisted entirely of allocated pro-rations at closing while the current period included an entire quarter of resident fees and services.

•	Rental income and tenant reimbursements for the three months ended March 31, 2018 was approximately $0.4 million and related entirely to our Mid America Surgery property, which was acquired on December 27, 2017. There was no rental income and tenant reimbursements for the three months ended March 31, 2017.

•	Property operating expenses were approximately $0.8 million for the three months ended March 31, 2018 as compared to approximately $9,000 for the three months ended March 31, 2017. As a result of our seniors housing investment, Summer Vista, being acquired on March 31, 2017, the prior period consisted entirely of allocated pro-rations at closing while the current period includes an entire quarter of property operating expenses for both of our investment properties.

•	General and administrative expenses for the three months ended March 31, 2018 were approximately $0.3 million as compared to $0.2 million for 2017 and were comprised primarily of directors’ and officers’ insurance, accounting and legal fees, Advisor personnel expenses and board of director fees. However, these Advisor personnel expenses have been or are expected to be settled in the form of restricted stock pursuant to the Expense Support Agreement and as such our general and administrative expenses were reduced by approximately $0.1 million and $0.1 million for the three months ended March 31, 2018 and 2017, respectively. Until such time that we meet established distribution coverage targets, our Advisor has agreed to accept payment in the form of restricted stock in lieu of cash.

•	Property management fees were approximately $0.1 million for the three months ended March 31, 2018 and relate entirely to the operations of our investment properties. There were no property management fees expense for the three months ended March 31, 2017.

•	Acquisition fees and expenses for the three months ended March 31, 2018 were approximately $800 as compared to approximately $0.6 million for the three months ended March 31, 2017. The acquisition fees and expenses for the three months ended March 31, 2017 were capitalized as a component of the cost of the assets acquired and allocated on a relative fair value basis.

•	Asset management fees for the three months ended March 31, 2018 were approximately $0.1 million. There were no asset management fees recorded for the three months ended March 31, 2017 as a result of our first acquisition, Summer Vista, being on March 31, 2017. These asset management fees have been or are expected to be settled in the form of restricted stock pursuant to the Expense Support Agreement and as such our asset management fees were reduced by approximately $0.1 million. Until such time that we meet established distribution coverage targets, the Advisor has agreed to accept payment in the form of restricted stock in lieu of cash.

•	Depreciation and amortization expenses were approximately $0.5 million for the three months ended March 31, 2018 and relate entirely to the operations of our investment properties. There were no depreciation or amortization expenses for the three months ended March 31, 2017 as a result of our first acquisition, Summer Vista, being on March 31, 2017.

•	Interest expense for the three months ended March 31, 2018 was approximately $0.2 million as compared to approximately $19,000 for the three months ended March 31, 2017. The increase relates to the Summer Vista and Mid America Surgery loans being outstanding for the entire period in 2018; whereas in 2017 interest expenses related to one day of interest on our Summer Vista Loan as well as the notes issued in connection with our private placement (“Notes”).

•	Income tax expense for the three months ended March 31, 2018 was approximately $31,000. For the three months ended March 31, 2017, we had no income tax expense. The income tax expense is related entirely to TRS Holdings and as such the increase across periods is primarily reflective of the acquisition of our first property, Summer Vista, on March 31, 2017.

We are not aware of any material trends or uncertainties, favorable or unfavorable, that may be reasonably anticipated to have a material impact on either capital resources or the revenues and income to be derived from the acquisition and operation of properties and other permitted investments, other than those referred to in the risk factors identified in Item 1A. “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2017.

Net Operating Income

We generally expect to meet future cash needs for general and administrative expenses, debt service and distributions from NOI. We define NOI, a non-GAAP measure, as total revenues and services less property operating expenses and property management fees. We use NOI as a key performance metric for internal monitoring and planning purposes, including the preparation of annual operating budgets and monthly operating reviews, as well as to facilitate analysis of future investment and business decisions. It does not represent cash flows generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income or loss (determined in accordance with GAAP) as an indication of our operating performance or to be an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity. We believe the presentation of this non-GAAP measure is important to the understanding of our operating results for the periods presented because it is an indicator of the return on property investment and provides a method of comparing property performance over time. We made our first investment on March 31, 2017 while we had two operating properties for the entirety of the three months ended March 31, 2018.

The chart below illustrates our net losses and NOI for the three months ended March 31, 2018 and 2017 (in thousands):

	Three Months Ended
	March 31,		Change
	2018	2017	$
Net loss	$(390)	$(251)
Adjusted to exclude:
General and administrative expenses	320	235
Acquisition fees and expenses	1	—
Depreciation and amortization	454	—
Other expenses, net of other income	245	19
Income tax expense	31	—

NOI	$661	$3	$658

Funds from Operations and Modified Funds from Operations

Due to certain unique operating characteristics of real estate companies, as discussed below, the North American Real Estate Investment Trust (“NAREIT”) promulgated a measure known as Funds From Operations (“FFO”), which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to net income or loss as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards approved by the board of governors of NAREIT. NAREIT defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property, real estate asset impairment write-downs, plus depreciation and amortization of real estate related assets, and after adjustments for unconsolidated partnerships and joint ventures. Our FFO calculation complies with NAREIT’s policy described above.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or is requested or required by lessees for operational purposes in order to maintain the value of the property. We believe that, because real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income or loss. However, FFO and Modified Funds From Operations (“MFFO”), as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or loss in its applicability in evaluating operating performance. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.

Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses for business combinations from a capitalization/depreciation model) to an expensed-as-incurred model that were put into effect in 2009, and other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT’s definition of FFO, have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses, as items that are expensed under GAAP and accounted for as operating expenses. Our management believes these fees and expenses do not affect our overall long-term operating performance. Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start up entities may also experience significant acquisition activity during their initial years, we believe that non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after acquisition activity ceases. Due to the above factors and other unique features of publicly registered, non-listed REITs, the Investment Program Association (“IPA”), an industry trade group, has standardized a measure known as MFFO which the IPA has recommended as a supplemental measure for publicly registered non-listed REITs and which we believe to be another appropriate supplemental measure to reflect the operating performance of a non-listed REIT. MFFO is not equivalent to our net income or loss as determined under GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate with a limited life and targeted exit strategy, as currently intended. We believe that because MFFO excludes costs that we consider more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect our operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we acquired our properties and once our portfolio is in place. By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry.

We define MFFO, a non-GAAP measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: MFFO, or the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income or loss: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted in order to remove the impact of GAAP straight-line adjustments from rental revenues); accretion of discounts and amortization of premiums on debt investments, mark-to-market adjustments included in net income; gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, and unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized.

Our MFFO calculation complies with the IPA’s Practice Guideline described above. In calculating MFFO, we exclude acquisition related expenses. Under GAAP, acquisition fees and expenses are characterized as operating expenses in determining operating net income or loss. These expenses are paid in cash by us. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property.

Our management uses MFFO and the adjustments used to calculate it in order to evaluate our performance against other non-listed REITs which have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate it allow us to present our performance in a manner that reflects certain characteristics that are unique to non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence that the use of such measures is useful to investors. For example, acquisition costs are funded from our subscription proceeds and other financing sources and not from operations. By excluding expensed acquisition costs, the use of MFFO provides information consistent with management’s analysis of the operating performance of the properties.

Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different non-listed REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way and as such comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flows available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations, as an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other GAAP measurements as an indication of our performance. MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete. FFO and MFFO are not useful measures in evaluating NAV because impairments are taken into account in determining NAV but not in determining FFO and MFFO.

Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments we use to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and we would have to adjust our calculation and characterization of FFO or MFFO.

The following table presents a reconciliation of net loss to FFO and MFFO for the three months ended March 31, 2018 and 2017 (in thousands, except per share data):

	Three Months Ended
	March 31,
	2018	2017
Net loss	$(390)	$(251)
Adjustments to reconcile net loss to FFO
Depreciation and amortization	454	—

Total FFO	64	(251)
Straight-line rent adjustments	(32)	—
Amortization of above and below market intangibles	2
Acquisition fees and expenses	1	—

Total MFFO	$35	$(251)

Class A common stock:
Weighted average number of Class A common shares outstanding (1)	820	378

Net loss per share of Class A common stock outstanding (basic and diluted)	(0.12)	(0.25)

FFO per share of Class A common stock outstanding (basic and diluted)	0.02	(0.25)

MFFO per share of Class A common stock outstanding (basic and diluted)	0.01	(0.25)

Class T common stock:
Weighted average number of Class T common shares outstanding (1)	2,303	612

Net loss per share of Class T common stock outstanding (basic and diluted)	(0.12)	(0.25)

FFO per share of Class T common stock outstanding (basic and diluted)	0.02	(0.25)

MFFO per share of Class T common stock outstanding (basic and diluted)	0.01	(0.25)

Class I common stock:
Weighted average number of Class I common shares outstanding (1)	209	12

Net loss per share of Class I common stock outstanding (basic and diluted)	(0.12)	(0.25)

FFO per share of Class I common stock outstanding (basic and diluted)	0.02	(0.25)

MFFO per share of Class I common stock outstanding (basic and diluted)	0.01	(0.25)

FOOTNOTE:

1.	For the purposes of determining the weighted average number of shares of common stock outstanding, stock dividends are treated as if such shares were outstanding as of July 11, 2016 (the date we commenced operations).

Related Party Transactions

We have entered into agreements with our Advisor and its affiliates, whereby we agree to pay certain fees to, or reimburse certain expenses of, our Advisor or its affiliates for acquisition and advisory services, selling commissions, dealer manager fees, asset management fees and reimbursement of operating costs.

Our Advisor and its affiliates and related parties also are entitled to reimbursement of certain operating expenses in connection with their provision of services to us, including personnel costs, subject to the limitation that, beginning on the earlier of the Expense Year after (i) we make our first investment or (ii) six months after the commencement of the offering, we will not reimburse the Advisor for any amount by which operating expenses exceed the greater of 2% of our average invested assets or 25% of our net income in any Expense Year unless approved by the independent directors. We commenced our offering in March 2016 and made our first investment in March 2017. For the Expense Year ended March 31, 2018, our total operating expenses were in excess of this limitation by approximately $0.5 million. As of March 31, 2018, we had received cumulative approvals by our independent directors for total operating expenses in excess of this limitation of approximately $0.7 million. Our independent directors determined that the higher relationship of operating expenses to average invested assets was justified based on our being in the early stages of raising and deploying capital and the limited number of investments to date, both of which were impacted by the downtime required to modify the dealer manager agreement to reduce overall underwriting compensation as discussed above, and the cost of operating a public company.

As of March 31, 2018, our Advisor has incurred aggregate other organizational and offering expenses of approximately $6.4 million, which are not eligible for reimbursement by us. These expenses include, but are not limited to, SEC registration fees, FINRA filing fees, printing and mailing expenses, blue sky fees and expenses, legal fees and expenses, accounting fees and expenses, advertising and sales literature, transfer agent fees, due diligence expenses, personnel costs associated with processing investor subscriptions, escrow fees and other administrative expenses of the offering.

Refer to “Notes to Condensed Consolidated Financial Statements” – Note 7 “Related Party Arrangements” in this supplement for additional information.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of March 31, 2018.

Contractual Obligations

The following table presents our contractual obligations by payment period as of March 31, 2018 (in thousands):

	Payments Due by Period
	2018	2019-2020	2021-2022	Thereafter	Total
Mortgages and notes payable (principal and interest)	$676	$7,810	$14,386	$1,991	$24,863

	$676	$7,810	$14,386	$1,991	$24,863

Critical Accounting Policies and Estimates

See “Condensed Consolidated Financial Information (unaudited)” for a summary of our significant accounting policies.

Recent Accounting Pronouncements

See “Condensed Consolidated Financial Information (unaudited)” for a summary of the impact of recent accounting pronouncements.

Quantitative and Qualitative Disclosures about Market Risks

We may be exposed to financial market risks, specifically changes in interest rates to the extent we borrow money to acquire properties or to make loans and other permitted investments. Our management objectives related to interest rate risk will be to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. To achieve our objectives, we expect to borrow primarily at fixed rates or variable rates with the lowest margins available, and in some cases, with the ability to convert variable rates to fixed rates. With regard to variable rate financing, we will assess interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating interest rate protection opportunities through swaps or caps.

We expect to hold our fixed-rate note obligations to maturity (or prepayment) and the amounts due under such instruments would be limited to the outstanding principal balance, any accrued and unpaid interest and any prepayment premiums. Accordingly, we do not expect that fluctuations in interest rates, and the resulting change in fair value of our fixed-rate note obligations, would have a significant impact on our operations.

The fair market value of the Notes was approximately $0.3 million as of March 31, 2018, which was determined using discounted cash flows based on current rates and spreads we would expect to obtain for similar borrowings.

The following is a schedule as of March 31, 2018 of our variable rate debt maturities for the remainder of 2018 and each of the next four years and thereafter (principal maturities only) (in thousands):

	Expected Maturities
	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value (1)
Variable rate debt	$32	$199	$5,811	$224	$13,234	$—	$19,500	$19,589

Average interest rate on variable rate debt	LIBOR + 2.70%	LIBOR + 2.70%	LIBOR + 2.22%	LIBOR + 2.70%	LIBOR + 2.70%		LIBOR + 2.56%

FOOTNOTE:

(1)	The estimated fair value of our variable rate debt was determined using discounted cash flows based on current rates and spreads we would expect to obtain for similar borrowings.

Management estimates that a one-percentage point increase or decrease in LIBOR in 2018, compared to LIBOR rates as of March 31, 2018, would result in fluctuation of interest expense on our variable rate debt of approximately $0.2 million for the year ended December 31, 2018. This sensitivity analysis contains certain simplifying assumptions, and although it gives an indication of our exposure to changes in interest rates, it is not intended to predict future results and actual results will likely vary given that our sensitivity analysis on effects of changes in LIBOR does not factor in a potential change in variable rate debt levels, any offsetting gains on interest swap contracts, or the impact of any LIBOR floors or caps.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	March 31,	December 31,
ASSETS	2018	2017
Real estate investment properties, net	$30,826,528	$31,085,939
Cash	18,794,963	12,310,920
Intangibles, net	4,458,230	4,653,504
Other assets	199,616	192,423
Restricted cash	139,378	110,999

Total assets	$54,418,715	$48,353,785

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Mortgages and notes payable, net	$19,554,640	$19,532,986
Due to related parties	1,165,414	1,023,909
Accounts payable and accrued liabilities	958,637	836,647
Other liabilities	451,519	450,311

Total liabilities	22,130,210	21,843,853

Commitments and contingencies (Note 10)
Stockholders’ equity:
Preferred stock, $0.01 par value per share, 10,000,000 shares authorized; none issued or outstanding	—	—
Class A Common stock, $0.01 par value per share, 1,200,000,000 shares authorized; 839,410 and 808,011 shares both issued and outstanding, respectively	8,394	8,080
Class T Common stock, $0.01 par value per share, 700,000,000 shares authorized; 2,623,134 and 2,049,223 shares issued and 2,620,596 and 2,049,223 shares outstanding, respectively	26,206	20,492
Class I Common stock, $0.01 par value per share, 100,000,000 shares authorized; 253,489 and 160,490 shares both issued and outstanding, respectively	2,535	1,605
Capital in excess of par value	35,549,090	28,984,932
Accumulated loss	(2,049,215)	(1,658,977)
Accumulated distributions	(1,248,505)	(846,200)

Total stockholders’ equity	32,288,505	26,509,932

Total liabilities and stockholders’ equity	$54,418,715	$48,353,785

See accompanying notes to condensed consolidated financial statements.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Three Months Ended
	March 31,
	2018	2017
Revenues:
Resident fees and services	$1,124,525	$11,430
Rental income and tenant reimbursements	408,816	—

Total revenues	1,533,341	11,430

Operating expenses:
Property operating expenses	788,381	8,686
General and administrative expenses	319,684	234,538
Acquisition fees and expenses	818	—
Property management fees	84,012	—
Depreciation and amortization	454,418	—

Total operating expenses	1,647,313	243,224
Operating loss	(113,972)	(231,794)

Other income (expense):
Interest and other income	22	—
Interest expense and loan cost amortization	(244,932)	(19,326)

Total other expense	(244,910)	(19,326)

Loss before income taxes	(358,882)	(251,120)
Income tax expense	31,356	—

Net loss	$(390,238)	$(251,120)

Class A common stock:
Net loss attributable to Class A stockholders	$(96,010)	$(94,685)

Net loss per share of Class A common stock outstanding (basic and diluted)	$(0.12)	$(0.25)

Weighted average number of Class A common shares outstanding (basic and diluted)	819,613	377,773

Distributions declared per Class A common share	$0.1440	$0.1050

Class T common stock:
Net loss attributable to Class T stockholders	$(269,791)	$(153,460)

Net loss per share of Class T common stock outstanding (basic and diluted)	$(0.12)	$(0.25)

Weighted average number of Class T common shares outstanding (basic and diluted)	2,303,138	612,266

Distributions declared per Class T common share	$0.1178	$0.0750

Class I common stock:
Net loss attributable to Class I stockholders	$(24,437)	$(2,975)

Net loss per share of Class I common stock outstanding (basic and diluted)	$(0.12)	$(0.25)

Weighted average number of Class I common shares outstanding (basic and diluted)	208,616	11,868

Distributions declared per Class I common share	$0.1312	$0.1050

See accompanying notes to condensed consolidated financial statements.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

	Common Stock
	Class A		Class T		Class I		Capital in			Total
	Number	Par	Number	Par	Number	Par	Excess of	Accumulated	Accumulated	Stockholders’
	of Shares	Value	of Shares	Value	of Shares	Value	Par Value	Loss	Distributions	Equity
Balance at December 31, 2017	$808,011	$8,080	2,049,223	$20,492	160,490	$1,605	$28,984,932	$(1,658,977)	$(846,200)	$26,509,932
Subscriptions received for common stock, including distribution reinvestments	28,955	290	567,249	5,672	92,413	924	7,180,587	—	—	7,187,473
Stock dividends issued	2,444	24	6,662	67	586	6	(97)	—	—	—
Redemptions of common stock	—	—	(2,538)	(25)	—	—	(25,357)	—	—	(25,382)
Stock issuance and offering costs	—	—	—	—	—	—	(590,975)	—	—	(590,975)
Net loss	—	—	—	—	—	—	—	(390,238)	—	(390,238)
Cash distributions declared	—	—	—	—	—	—	—	—	(402,305)	(402,305)

Balance at March 31, 2018	$839,410	$8,394	2,620,596	$26,206	253,489	$2,535	$35,549,090	$(2,049,215)	$(1,248,505)	$32,288,505

Balance at December 31, 2016	$325,119	$3,251	308,587	$3,086	8,454	$85	$6,226,141	$(342,447)	$(57,361)	$5,832,755
Subscriptions received for common stock, including distribution reinvestments	107,480	1,075	525,753	5,258	9,400	94	6,797,145	—	—	6,803,572
Stock dividends issued	1,948	19	2,698	27	48	1	(47)	—	—	—
Stock issuance and offering costs	—	—	—	—	—	—	(551,408)	—	—	(551,408)
Net loss	—	—	—	—	—	—	—	(251,120)	—	(251,120)
Cash distributions declared	—	—	—	—	—	—	—	—	(73,202)	(73,202)

Balance at March 31, 2017	$434,547	$4,345	837,038	$8,371	17,902	$180	$12,471,831	$(593,567)	$(130,563)	$11,760,597

See accompanying notes to condensed consolidated financial statements.

CNL HEALTHCARE PROPERTIES II, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended
	March 31,
	2018	2017
Operating activities:
Net cash flows provided by (used in) operating activities	$156,890	$(154,202)

Investing activities:
Acquisition of property	(1,000)	(21,769,784)
Capital expenditures	(9,630)	—

Net cash used in investing activities	(10,630)	(21,769,784)

Financing activities:
Subscriptions received for common stock through primary offering	6,962,029	6,775,312
Payment of underwriting compensation	(383,228)	(403,128)
Payment of cash distributions, net of distribution reinvestments	(176,860)	(44,942)
Redemptions of common stock	(25,382)	—
Proceeds from mortgages and notes payable	—	16,050,000
Payment of loan costs	(10,397)	(177,512)

Net cash flows provided by financing activities	$6,366,162	$22,199,730

Net increase in cash and restricted cash	6,512,422	275,744
Cash and restricted cash at beginning of period	12,421,919	6,360,241

Cash and restricted cash at end of period	$18,934,341	$6,635,985

Supplemental disclosure of non-cash investing and financing activities:
Amounts incurred but not paid (including amounts due to related parties):
Acquisition fees and expenses related to asset acquisition	$5,000	$38,790

Selling commissions and Dealer Manager fees	$2,809	$—

Annual distribution and stockholder servicing fee	$1,031,613	$315,386

Assumption of liabilities on acquisition of property	$—	$170,918

See accompanying notes to condensed consolidated financial statements.

1.	Organization

CNL Healthcare Properties II, Inc. (“Company”) is a Maryland corporation organized on July 10, 2015 that intends to qualify and may elect to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes beginning with the year ending December 31, 2017 or, as determined by its board of directors, the Company’s first year of material operations. The Company is sponsored by CNL Financial Group, LLC (“Sponsor” or “CNL”) and was formed primarily to acquire and manage a diversified portfolio of healthcare real estate and real estate-related assets that it believes will generate a steady current return and provide long-term value to its stockholders. It intends to focus on investing, primarily in the United States, within the seniors housing, medical office, acute care and post-acute care sectors, as well as other types of real estate and real estate-related securities and loans.

The Company is externally managed and advised by CHP II Advisors, LLC, (“Advisor”) an affiliate of CNL. The Advisor provides advisory services to the Company relating to substantially all aspects of its investments and operations, including real estate acquisitions, asset management and other operational matters. During the period from July 10, 2015 to December 31, 2015, the Company sold 20,000 shares of common stock to the Advisor for an aggregate purchase price of $0.2 million, and these shares were converted into 20,000 Class A shares upon the filing of the Company’s Articles of Amendment and Restatement in March 2016.

On March 2, 2016, pursuant to a registration statement on Form S-11 under the Securities Act of 1933, the Company commenced its initial public offering of up to $1.75 billion (“Primary Offering”), in any combination, of Class A, Class T and Class I shares of common stock on a “best efforts” basis, which means that CNL Securities Corp. (“Dealer Manager”), an affiliate of the Sponsor, will use its best efforts but is not required to sell any specific amount of shares. The Company also intends to offer up to $250 million, in any combination, of Class A, Class T and Class I shares to be issued pursuant to its distribution reinvestment plan (“Reinvestment Plan” and, together with the Primary Offering, the “Offering”). The Company reserves the right to reallocate the shares offered between the Primary Offering and the Reinvestment Plan.

From the time of the Company’s formation on July 10, 2015 (inception) through July 10, 2016, the Company had not commenced operations because the Company was in its development stage and had not received the minimum required offering amount of $2.0 million in shares of common stock. The Company broke escrow in its Offering effective July 11, 2016, through the sale of 250,000 Class A shares to its Advisor for $2.5 million and commenced operations.

The Company contributes the net proceeds from its Offering to CHP II Partners, LP (“Operating Partnership”) in exchange for partnership interests. The Company intends to own substantially all of its assets either directly or indirectly through the Operating Partnership in which the Company is the sole limited partner and its wholly-owned subsidiary, CHP II GP, LLC, is the sole general partner. The Operating Partnership may own assets through: (1) a wholly-owned taxable REIT subsidiary (“TRS”), CHP II TRS Holding, Inc. (“TRS Holdings”) and (2) property owner subsidiaries, which are single purpose entities.

The Company has and generally expects to lease its seniors housing properties to single member limited liability companies wholly-owned by TRS Holdings and engage independent third-party managers under management agreements to operate the properties as permitted under the REIT Investment Diversification and Empowerment Act of 2007 (“RIDEA”) structures; however, the Company may also lease its properties to third-party tenants under triple-net or similar lease structures, where the tenant bears all or substantially all of the costs (including cost increases for real estate taxes, utilities, insurance and ordinary repairs). Medical office, acute care and post-acute care properties have and will generally be leased on a triple-net, net or modified gross basis to third-party tenants. In addition, the Company expects most investments will be wholly-owned, although, it may invest through partnerships with other entities where the Company believes it is appropriate and beneficial. The Company expects to invest in a combination of stabilized assets, new property developments and properties which have not reached full stabilization. Finally, the Company may invest in and originate mortgage, bridge or mezzanine loans or in entities that make investments similar to the foregoing investment types. The Company would generally make loans to the owners of properties to enable them to acquire land, buildings, or to develop property. In exchange, the owner generally grants the Company a first lien or collateralized interest in a participating mortgage collateralized by the property or by interests in the entity that owns the property.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Consolidation — The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles in the United States (“GAAP”). The unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which, in the opinion of management, are necessary for the fair statement of the Company’s results for the interim period presented. Operating results for the three months ended March 31, 2018 may not be indicative of the results that may be expected for the year ending December 31, 2018. Amounts as of December 31, 2017 included in the unaudited condensed consolidated financial statements have been derived from audited consolidated financial statements as of that date but do not include all disclosures required by GAAP. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017.

The accompanying condensed consolidated financial statements include the accounts of the Company, the Operating Partnership and its other subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the Company’s condensed consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Adopted Accounting Pronouncements — In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers,” as a new ASC topic (Topic 606). The core principle of this ASU is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU further provides guidance for any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards (for example, lease contracts). The FASB subsequently issued ASU 2015-14 to defer the effective date of ASU 2014-09 until annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, with earlier adoption permitted. In addition, the FASB issued ASU 2017-05, “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20),” which clarifies the scope of subtopic 610-20, that was issued as a part of ASU 2014-09, as it relates to in-substance nonfinancial assets and must be adopted concurrently with ASC 606. Both ASUs can be adopted using one of two retrospective transition methods: (i) retrospectively to each prior reporting period presented or (ii) as a cumulative-effect adjustment as of the date of adoption. The Company adopted these ASUs using the modified retrospective approach as its transition method on January 1, 2018; the adoption of which did not have a material impact to its consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12 “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities,” which amended the hedge accounting model to better reflect an entity’s risk management activities. The ASU expands an entities ability to hedge nonfinancial and financial risk components as well as reduce the complexity related to fair value hedges of interest rate risk. The ASU further eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. The ASU is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2018. The Company early adopted this ASU prospectively on January 1, 2018; the adoption of which did not have a material impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements — In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842): Accounting for Leases,” which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The ASU requires lessees to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. The ASU further modifies lessors’ classification criteria for leases and the accounting for sales-type and direct financing leases. The ASU will also require qualitative and quantitative disclosures designed to give financial statement users additional information on the amount, timing, and uncertainty of cash flows arising from leases. The ASU is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2018 with early adoption permitted. The ASU is to be applied using a modified retrospective approach. The Company expects that adoption will impact the Company’s consolidated financial statements and related financial statement disclosures; specifically, the Company’s consolidated financial position as it relates to the required presentation for arrangements such as ground and or other leases in which the Company is the lessee. However, the Company does not expect the adoption of this ASU to have a material impact on the Company’s consolidated results of operations or cash flows. In addition, while still in exposure draft, the FASB has proposed a practical expedient for lessors allowing them to elect to not separate lease and non-lease components in a contract for the purpose of revenue recognition and disclosure if certain criteria are met. If the proposed practical expedient is finalized, the Company plans to elect the practical expedient.

3.	Revenue

Resident fees and services are operating revenues relating to the Company’s managed seniors housing property, which is operated under a RIDEA structure. Resident fees and services directly relate to the provision of monthly goods and services that are generally bundled together under a single resident agreement.    The Company accounts for its resident agreements as a single performance obligation under ASC 606 given the Company’s overall promise to provide a series of stand-ready goods and services to its residents each month. Resident fees and services are recorded in the period in which the goods are provided and the services performed and generally consist of (1) monthly rent, which covers occupancy of the residents’ unit as well as basic services, such as utilities, meals and certain housekeeping services, and (2) service level charges, such as assisted living care, memory care and ancillary services. Resident agreements are generally short-term in nature, billed monthly in advance and cancelable by the residents with a 30-day notice. Resident agreements may require the payment of upfront fees prior to moving into the community with any non-refundable portion of such fees being recorded as deferred revenue and amortized over the estimated resident stay. The following table represents the disaggregated revenue for resident fees and services during the three months ended March 31, 2018 and 2017:

Three Months Ended March 31,
Type of Investment	Number of Units		Revenues		Percentage of Revenues
Resident fees and services:	2018	2017	2018	2017 (1)	2018	2017
Assisted living	67	67	$818,006	$—	72.8%	—%
Memory care	22	22	292,786	—	26.0%	—%
Other revenues	—	—	13,733	—	1.2%	—%

	89	89	$1,124,525	$—	100.0%	—%

FOOTNOTE:

(1)	Resident fees and services of approximately $11,000 were comprised entirely of allocated pro-rations at closing as the Summer Vista Assisted Living (“Summer Vista”) acquisition occurred on the last day of March 2017.

4.	Acquisitions

The Company made no acquisitions during the three months ended March 31, 2018.

During the three months ended March 31, 2017, the Company acquired Summer Vista, a seniors housing community in Pensacola, Florida, for a purchase price of approximately $21.4 million. In connection therewith, the Company incurred approximately $0.6 million of acquisition fees and expenses, which were capitalized as a component of the cost of the assets acquired and allocated on a relative fair value basis.

The seniors housing community features 89 residential units and is operated under a RIDEA structure pursuant to a five-year property management agreement with SRI Management, LLC (“Superior Residences”).

The following summarizes the purchase price allocation for Summer Vista, and the related assets acquired and liabilities assumed in connection with the acquisition:

Land and land improvements	$2,269,406
Buildings and building improvements	17,611,786
Furniture, fixtures and equipment	857,338
In-place lease intangibles (1)	1,286,507
Liabilities assumed	(170,918)

Total purchase price consideration	$21,854,119

FOOTNOTE:

(1)	At the acquisition date, the weighted-average amortization period on the acquired in-place lease intangibles was approximately 2.5 years and is based on the expected unit turnover.

5.    Real Estate Assets, net

The gross carrying amount and accumulated depreciation of the Company’s real estate assets as of March 31, 2018 and December 31, 2017 are as follows:

	March 31,	December 31,
	2018	2017
Land and land improvements	$2,683,072	$2,683,051
Building and building improvements	28,109,623	28,109,037
Furniture, fixtures and equipment	888,102	879,288
Less: accumulated depreciation	(854,269)	(585,437)

Real estate assets, net	$30,826,528	$31,085,939

Depreciation expense on the Company’s real estate assets, net was approximately $0.3 million for the three months ended March 31, 2018. The Company had no depreciation expense during the three months ended March 31, 2017.

6.	Intangibles, net

The gross carrying amount and accumulated amortization of the Company’s intangible assets and liabilities as of March 31, 2018 and December 31, 2017 are as follows:

	March 31,	December 31,
	2018	2017
In-place lease intangibles	$3,495,754	$3,495,632
Below-market ground lease intangibles	1,543,910	1,543,824
Less: accumulated amortization	(581,434)	(385,952)

Intangible assets, net	$4,458,230	$4,653,504

Below-market lease intangibles	$(340,409)	$(340,390)
Less: accumulated amortization	7,638	—

Intangible liabilities, net (1)	$(332,771)	$(340,390)

FOOTNOTE:

(1)	Intangible liabilities, net are included in other liabilities in the accompanying condensed consolidated balance sheets.

Amortization on the Company’s intangible assets was approximately $0.2 million for the three months ended March 31, 2018, of which approximately $9,900 was treated as an increase of property operating expenses and approximately $0.2 million was included in depreciation and amortization. There was no amortization expense on the Company’s intangible assets for the three months ended March 31, 2017.

Amortization on the Company’s intangible liabilities was approximately $7,600 for the three months ended March 31, 2018, all of which was treated as an increase in rental income and tenant reimbursements. There was no amortization expense on the Company’s intangible liabilities for the three months ended March 31, 2017.

7.	Related Party Arrangements

The Company is externally advised and has no direct employees. All of the Company’s executive officers are executive officers, or on the board of managers, of the Advisor. In addition, certain directors and officers hold similar positions with CNL Securities Corp., the Dealer Manager of the Offering and a wholly owned subsidiary of CNL. In connection with services provided to the Company, affiliates are entitled to the following fees:

Dealer Manager — In March 2017, the Company entered into an amended and restated dealer manager agreement pursuant to which the Dealer Manager receives a combined selling commission and dealer manager fee of up to 8.5% of the sale price for each Class A share and up to 4.75% of the sale price for each Class T share sold in the Primary Offering, all or a portion of which may be reallowed to participating broker dealers. In addition, for Class T shares sold in the Primary Offering, the Dealer Manager may choose the respective amounts of the commission and dealer manager fee, provided that the selling commission shall not exceed 3.0% of the gross proceeds from the completed sale of such Class T shares.

The Company has and will continue to pay a distribution and stockholder servicing fee, subject to certain underwriting compensation limits, with respect to the Class T and Class I shares sold in the Primary Offering in an annual amount equal to 1% and 0.50%, respectively, of the current gross offering price per Class T or Class I share, respectively, or if the Company is no longer offering shares in a public offering, the estimated per share value per Class T or Class I share, respectively. The annual distribution and stockholder servicing fee will continue to be calculated as a percentage of the current gross offering price per Class T or Class I share until the Company reports an estimated per share value following the termination of the Primary Offering, at which point the distribution fee will be calculated based on the new estimated per share value, until such underwriting compensation limits are met or the shares are converted to Class A shares pursuant to the terms of the securities.

The Company records the annual distribution and stockholder servicing fees as a reduction to capital in excess of par value and measures the related liability in an amount equal to the maximum fees owed in relation to the Class T and Class I shares on the shares’ issuance date. The liability is relieved over time, as the fees are paid to the Dealer Manager, or is adjusted if the fees are no longer owed on any Class T or Class I share that is redeemed or repurchased, as well as upon the earliest occurrence of: (i) a listing on a national securities exchange; (ii) a merger or

7.	Related Party Arrangements (continued)

consolidation of the Company with or into another entity, or the sale or other disposition of all or substantially all of the Company’s assets; (iii) after the termination of the Primary Offering in which the initial shares in the account were sold, the end of the month in which total underwriting compensation paid in the Primary Offering is not less than 10% of the gross proceeds from all share classes of the Primary Offering; (iv) the end of the month in which the total underwriting compensation paid in a Primary Offering with respect to shares purchased in a Primary Offering is not less than 8.5% of the gross offering price of those shares purchased in such Primary Offering (excluding shares purchased through the Reinvestment Plan and those received as stock dividends); or (v) any other conditions described in the Company’s prospectus.

CNL Capital Markets Corp. — The Company will pay CNL Capital Markets Corp., an affiliate of CNL, an annual fee payable monthly based on the average number of total investor accounts that will be open during the term of the capital markets service agreement pursuant to which certain administrative services are provided to the Company. These services may include, but are not limited to, the facilitation and coordination of the transfer agent’s activities, client services and administrative call center activities, financial advisor administrative correspondence services, material distribution services and various reporting and troubleshooting activities.

Advisor — The Company will pay the Advisor a monthly asset management fee in an amount equal to 0.0667% of the monthly average of the sum of the Company’s and the Operating Partnership’s respective daily real estate asset value, without duplication, plus the outstanding principal amount of any loans made, plus the amount invested in other permitted investments. For this purpose, “real estate asset value” equals the amount invested in wholly-owned properties, determined on the basis of cost, and in the case of properties owned by any joint venture or partnership in which the Company is a co-venturer or partner the portion of the cost of such properties paid by the Company, exclusive of acquisition fees and acquisition expenses and will not be reduced for any recognized impairment. Any recognized impairment loss will not reduce the real estate asset value for the purposes of calculating the asset management fee. The asset management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the Advisor’s sole discretion. All or any portion of the asset management fee not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as the Advisor shall determine.

The Company will pay the Advisor a construction management fee of up to 1% of hard and soft costs associated with the initial construction or renovation of a property, or with the management and oversight of expansion projects and other capital improvements, in those cases in which the value of the construction, renovation, expansion or improvements exceeds (i) 10% of the initial purchase price of the property and (ii) $1 million in which case such fee will be due and payable as draws are funded for such projects.

The Advisor will receive an investment services fee of 2.25% of the purchase price of properties and funds advanced for loans or the amount invested in the case of other assets for services in connection with the selection, evaluation, structure and purchase of assets. No investment services fee will be paid to the Advisor in connection with the Company’s purchase of securities.

The Advisor, its affiliates and related parties also are entitled to reimbursement of certain operating expenses in connection with their provision of services to the Company, including personnel costs, subject to the limitation that the Company will not reimburse the Advisor for any amount by which operating expenses exceed the greater of 2% of its average invested assets or 25% of its net income in any four consecutive fiscal quarters (“Expense Year”) unless approved by the independent directors. The Company commenced its Primary Offering in March 2016 and made its first investment in March 2017. For the Expense Year ended March 31, 2018, the Company’s total operating expenses were in excess of this limitation by approximately $0.5 million. As of March 31, 2018, the Company had received cumulative approvals from its independent directors for total operating expenses in excess of this limitation of approximately $0.7 million. The Company’s independent directors determined that the higher relationship of operating expenses to average invested assets was justified based on the Company being in the early stages of raising and deploying capital and the limited number of investments to date, both of which were impacted by the downtime required to modify the dealer manager agreement to reduce overall underwriting compensation as discussed above, and the cost of operating a public company.

7.	Related Party Arrangements (continued)

The Advisor will pay all other organizational and offering expenses incurred in connection with the formation of the Company, without reimbursement by the Company. These expenses include, but are not limited to, Security and Exchange Commission (“SEC”) registration fees, Financial Industry Regulatory Authority (“FINRA”) filing fees, printing and mailing expenses, blue sky fees and expenses, legal fees and expenses, accounting fees and expenses, advertising and sales literature, transfer agent fees, due diligence expenses, personnel costs associated with processing investor subscriptions, escrow fees and other administrative expenses of the Offering.

For the three months ended March 31, 2018 and 2017, the Company paid cash distributions of approximately $38,000 and $29,000, respectively, and issued stock dividends of approximately 7,400 shares and 1,500 shares, respectively, to the Advisor.

Pursuant to an expense support arrangement, the Advisor has agreed to accept payment in restricted stock in lieu of cash for services rendered, in the event that the Company does not achieve established distribution coverage targets (“Expense Support Agreement”). Under the terms of the Expense Support Agreement, for each quarter within a calendar expense support year, the Company will record a proportional estimate of the cumulative year-to-date period based on an estimate of the annual expense support expected for the calendar expense support year. In exchange for services rendered and in consideration of the expense support provided under this arrangement, the Company shall issue, following each determination date, a number of shares of restricted stock equal to the quotient of the expense support amount provided by the Advisor for the preceding year divided by the board of directors’ most recent determination of net asset value (“NAV”) per share of the Class A common shares, if the board has made such a determination, or otherwise the most recent public offering price per Class A common share, on the terms and conditions and subject to the restrictions set forth in the Expense Support Agreement. The restricted stock is subordinated and forfeited to the extent that shareholders do not receive a Priority Return on their Invested Capital (as such terms are defined in the Company’s prospectus), excluding for the purposes of calculating this threshold any shares of restricted stock owned by the Advisor.

The following fees for services rendered are expected to be settled in the form of restricted stock pursuant to the Expense Support Agreement for the three months ended March 31, 2018 and 2017 and cumulatively as of March 31, 2018:

	Three Months Ended		As of
	March 31,		March 31,
	2018	2017	2018
Fees for services rendered:
Asset management fees	$70,800	$460	$201,166
Advisor personnel expenses (1)	126,629	102,263	563,032

Total fees for services rendered	$197,429	$102,723	$764,198

Then-current offering price or NAV	$10.06	$10.93	$10.06

Restricted stock shares (2)	19,625	9,398	75,964

FOOTNOTES:

(1)	Amounts consist of personnel and related overhead costs of the Advisor or its affiliates (which, in general, are those expenses relating to the Company’s administration on an on-going basis) that are reimbursable by the Company.
(2)	Represents restricted stock shares issued or expected to be issued to the Advisor as of March 31, 2018 pursuant to the Expense Support Agreement. No fair value was assigned to the restricted stock shares as the shares are expected to be valued at zero upon issuance, which represents the lowest possible value estimated at vesting. In addition, the restricted stock shares will be treated as unissued for financial reporting purposes until the vesting criteria are met.

7.	Related Party Arrangements (continued)

The fees payable to the Dealer Manager for the three months ended March 31, 2018 and 2017, and related amounts unpaid as of March 31, 2018 and December 31, 2017 are as follows:

	Three Months Ended		Unpaid amounts as of (1)
	March 31,		March 31,	December 31,
	2018	2017	2018	2017
Selling commissions (2)	$131,841	$192,876	$1,109	$10,000
Dealer manager fees (2)	165,756	183,736	1,700	18,150
Distribution and stockholder servicing fees (2)	293,378	174,796	1,031,612	798,524

	$590,975	$551,408	$1,034,421	$826,674

The expenses incurred by and reimbursable to the Company’s related parties for the three months ended March 31, 2018 and 2017, and related amounts unpaid as of March 31, 2018 and December 31, 2017 are as follows:

	Three Months Ended		Unpaid amounts as of (1)
	March 31,		March 31,	December 31,
	2018	2017	2018	2017
Reimbursable expenses:
Operating expenses (3)	$274,844	$190,526	$130,993	$197,235
Acquisition fees and expenses	901	1,889	—	—

	275,745	192,415	130,993	197,235
Investment service fees (4)	—	481,500	—	—
Asset management fees (5)	70,800	460	—	—

	$346,545	$674,375	$130,993	$197,235

FOOTNOTES:

(1)	Amounts are recorded as due to related parties in the accompanying condensed consolidated balance sheets.
(2)	Amounts are recorded as stock issuance and offering costs in the accompanying condensed consolidated statements of stockholders’ equity.
(3)	Amounts are recorded as general and administrative expenses in the accompanying condensed consolidated statements of operations unless such amounts represent prepaid expenses, which are capitalized in the accompanying condensed consolidated balance sheets. For the three months ended March 31, 2018 and 2017, approximately $0.1 million and $0.1 million, respectively, of personnel expenses of affiliates of the Advisor are expected to be or were settled in accordance with the terms of the Expense Support Agreement and as such our general and administrative expenses were reduced by approximately $0.1 million and $0.1 million, respectively.
(4)	For the three months ended March 31, 2018 the Company did not incur any investment services fees. For the three months ended March 31, 2017 the Company incurred approximately $0.5 million in investment services fees all of which was capitalized and included in real estate investment properties, net in the accompanying condensed consolidated balance sheet.
(5)	For the three months ended March 31, 2018 and 2017, the Company incurred asset management fees of approximately $0.1 million and $460, respectively, all of which are expected to be or were settled in accordance with the terms of the Expense Support Agreement and as such asset management fees were reduced by approximately $0.1 million and $460, respectively.

8.	Equity

Subscription Proceeds — As of March 31, 2018 and 2017, the Company had received aggregate subscription proceeds of approximately $38.6 million (3.7 million shares) and $13.4 million (1.3 million shares), respectively, both of which include $200,000 (20,000 shares) of subscription proceeds received from the Advisor prior to the commencement of the Offering, approximately $251,250 (25,125 shares) of subscription proceeds received in connection with a private placement made in 2016 and approximately $0.6 million (0.06 million shares) and $32,000 (3,000 shares), respectively, of subscription proceeds pursuant to the Reinvestment Plan.

Distributions — For the three months ended March 31, 2018 and 2017, the Company declared and paid cash distributions of approximately $0.4 million and $73,000, respectively, which were net of class-specific expenses. In addition, the Company declared and issued stock dividends of approximately 34,700 and 5,000 shares of common stock during the three months ended March 31, 2018 and 2017, respectively.

For the three months ended March 31, 2018 and 2017, 100.0% of the cash distributions paid to stockholders were considered a return of capital to stockholders for federal income tax purposes. No amounts distributed to stockholders for the three months ended March 31, 2018 and 2017 were required to be or have been treated by the Company as a return of capital for purposes of calculating the stockholders’ return on their invested capital as described in the Company’s advisory agreement. The distribution of new common stock shares to recipients is non-taxable.

In March 2018, the Company’s board of directors declared a monthly cash distribution of $0.0480, less class-specific expenses, and a monthly stock dividend of 0.00100625 shares on each outstanding share of common stock on April 1, 2018, May 1, 2018 and June 1, 2018. These distributions and dividends are to be paid and distributed by June 30, 2018.

Redemptions — During the three months ended March 31, 2018, the Company received a request for the redemption of common stock of approximately $25,000 in Class T shares, which was approved for redemption at an average price of $10 and paid in March 2018. There were no redemptions requested during the three months ended March 31, 2017.

9.	Income Taxes

The accompanying condensed consolidated financial statements include an interim tax provision for the three months ended March 31, 2018 of approximately $31,000. Of the approximate $31,000 in income tax expense for the three months ended March 31, 2018, approximately $30,000 represents current income tax expense, and approximately $1,000 represents a decrease to the Company’s net deferred tax assets which is primarily due to the reversal of the existing taxable temporary differences.

10.	Commitments and Contingencies

From time to time, the Company may be a party to legal proceedings in the ordinary course of, or incidental to the normal course of, its business, including proceedings to enforce its contractual or statutory rights. While the Company cannot predict the outcome of these legal proceedings with certainty, based upon currently available information, the Company does not believe the final outcome of any pending or threatened legal proceeding will have a material adverse effect on its results of operations or financial condition.

11.	Subsequent Events

During the period from April 1, 2018 through May 1, 2018, the Company received additional subscription proceeds of approximately $1.9 million (0.2 million shares).